Adecoagro Completes The Acquisition of Profertil
LUXEMBOURG, December 15, 2025/PRNewswire/ -- Adecoagro S.A. (NYSE: AGRO) (“Adecoagro” or the “Company”), a leading sustainable production company in South America announces that YPF S.A. (“YPF”) has accepted its offer to acquire the remaining 50% stake in Profertil S.A. (“Profertil”), the largest producer of granular urea in South America.
After successfully closing the acquisition of Nutrien’s 50% stake in Profertil on December 10th, structured through an 80%-20% partnership with Asociación de Cooperativas Argentinas (“ACA”), the Board of Directors of YPF has accepted the Company’s offer to acquire YPF’s 50% stake in Profertil.
As a result, Adecoagro will become the controlling shareholder of Profertil with 90% of equity in the company, and ACA will retain the remaining 10%. Upon completing the acquisition, Adecoagro will have paid approximately US$1.1 billion for its stake.
In addition to the use of existing cash balances and a long term credit facility, a portion of the acquisition financing was secured through Adecoagro’s recently completed US$300 million equity issuance – through the sale of 41,379,311 common shares at US$7.25 per share. The offering attracted strong demand from global investors and was anchored by a US$220 million commitment from Tether Investments S.A. de C.V., Adecoagro’s controlling shareholder, along with US$26 million from members of Management and Friends & Family.
Mariano Bosch, Co-Founder and Chief Executive Officer of Adecoagro, stated: “This acquisition is a transformative milestone for Adecoagro. It greatly expands our scale, enhances our production capabilities, and further diversifies our portfolio, strengthening the Company’s ability to perform across different market cycles. Profertil is uniquely positioned as a low-cost urea producer, leveraging the vast potential of Vaca Muerta to boost Argentina’s competitive advantages and support sustainable, long-term growth.”
He further added: “With this transaction, we will become a company generating over $2 billion in sales, nearly doubling our Adjusted EBITDA, and more than doubling our ability to deliver net results for our shareholders—while maintaining financial discipline and keeping our debt at appropriate levels.”
Regarding the equity sale, Mr. Bosch stated: “For the first time since our IPO in 2011, we are successfully accessing the public market. We deeply appreciate the trust shown by both new and existing investors—especially Tether and management, who served as anchor investors in our equity offering. Their support and commitment strengthen confidence in our strategy, highlight the importance of remaining a publicly listed company, and underscore the value this transaction will deliver to all stakeholders.”
Juan Sartori, Head of Special Projects of Tether and Executive Chairman of Adecoagro’s Board of Directors, added: ”As we have said since day one, we are here to support Adecoagro. We have consistently expressed our confidence in the Company, in its management team, and in its strategic vision. Today, that commitment is reflected in a tangible investment of $220 million to back Adecoagro at a key moment in its evolution and to support this transformational acquisition. By integrating this asset, Adecoagro will not only increase its exposure to sustainable, real-economy businesses, but also reinforce its position as a key player in the region.”
About Profertil:
Profertil is a company devoted to the production of the fertilizers needed to optimize crop yields in a sustainable manner. Profertil has its production plant located in the port of Ingeniero White, Province of Buenos Aires. There, it produces 1,320,000 tons of granulated urea annually, the main nitrogen fertilizer for the soil in the production of different oilseeds and grains. In addition, it sells other fertilizers and prepares tailor-made mixtures to provide each territory and crop with the nutrition required. It has administrative offices in Buenos Aires and logistic terminals in Bahía Blanca, Necochea, San Nicolás (Buenos Aires) and Puerto General San Martín (Santa Fe).
About Adecoagro:
Adecoagro is a leading sustainable production company in South America. Adecoagro owns 210.4 thousand hectares of farmland and several industrial facilities spread across the most productive regions of Argentina, Brazil, and Uruguay, where it produces over 3.1 million tons of agricultural products and over 1 million MWh of renewable electricity.

For questions, please contact:

Adecoagro
Victoria Cabello - IR Officer
Email: ir@adecoagro.com